February 28, 2019

Grant Cardone
Founder and Chief Executive Officer
Cardone Equity Fund VI, LLC
18909 NE 29th Avenue
Aventura, Florida 33180

       Re: Cardone Equity Fund VI, LLC
           Offering Statement on Form 1-A
           Filed January 31, 2019
           File No. 024-10943

Dear Mr. Cardone:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on January 31, 2019

General

1. We note that, in Item 4 of Part I of Form 1-A, you have checked "no" in response to the question, "Does the issuer intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3)?" However, we note your disclosure on the cover page indicating that this offering will terminate 365 days after commencement. Please revise your response to indicate that this offering will take place on a delayed or continuous basis pursuant to Rule 251(d)(3).
2. We note your disclosure throughout the document regarding your expectation that the company will operate for around ten years. Please revise to clarify whether your operating agreement requires you to cease operations and liquidate your assets and, if so, when. If not, please clarify that you are not required to do so and that investors may remain in the company indefinitely.
 Grant Cardone
FirstName LastNameGrant Cardone
Cardone Equity Fund VI, LLC
Comapany NameCardone Equity Fund VI, LLC
February 28, 2019
February 28, 2019 Page 2
Page 2
FirstName LastName
3. We note your disclosure on page 21 that, subject to Rule 255 of the Securities Act, you are
         "permitted to generally solicit investors by using advertising mediums, such as print, radio, TV, and the Internet." We further note the information you have provided and continue to provide on https://grantcardonetv.com as well as Facebook, Twitter, YouTube, and other social media sites. Please confirm your understanding that "testing the waters"
         materials may be used before the qualification of the offering statement, provided that all solicitation materials contain appropriate legends and are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. Please be advised that you are responsible for considering each communication, including each Cardone video, in light of the broad definition of an offer and ensuring that you have included all required legends and links to the offering circular pursuant to Rule
255. Additionally,
         please be advised that you are required to file such materials as an exhibit to the offering statement. Refer to Item 17(13) of Part III of Form 1-A.
4. We note that you currently have Class B Interests outstanding, and that holders of Class B
         Interests will be entitled to an allocation of Profits and Distributable Cash. We further note your disclosure on page 52 that "Class B Interests will maintain a 35% interest in the
         Company overall." Please provide the disclosure required by Item 506 of Regulation S-K, or advise us why you believe such disclosure is not required.
Cover Page

5.       Please include the legend required by Rule 254(a).
Use of Proceeds, page 22

6. We note your use of the defined term "Capital Contributions" here and elsewhere. Please define this term the first time it is used.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Related Party Transactions, page 27

7. We note your statement that "Class B Interests are subordinated to our Class A Interests."
         Please revise to clarify how and in connection with what transactions Class B Interests are subordinated to Class A Interests.
Summary of Operating Agreement, page 47

8. Please revise your disclosure in this section to describe the allocation of the proceeds from any dissolution or liquidation of the company or its assets. Voting Rights of the Members, page 48

9. Please revise your disclosure in this section to clarify whether, with respect to votes requiring approval of a majority of interests of all members, holders of Class A Interests
 Grant Cardone
FirstName LastNameGrant Cardone
Cardone Equity Fund VI, LLC
Comapany NameCardone Equity Fund VI, LLC
February 28, 2019
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February 28, 2019 Page 3
FirstName LastName
         and Class B Interests vote together as a class, or alternatively whether the approval of a majority of each of the Class A Interests and Class B Interests, respectively, is required for approval.
Security Ownership of Certain Beneficial Owners and Management, page 52

10. Please revise to disclose the number of Class A and Class B Interests held by Cardone
         Capital, LLC, in addition to the percentage.
Part III -- Exhibits, page 64

11. We note that the exhibit labeled in your Exhibit list as "Operating Agreement" is instead a
         Transfer Agency and Service Agreement. Please file your Operating Agreement.
Independent Auditor's Report, page F-2

12. Please have your independent auditor revise its report to indicate whether the financial statements audited include the statement of cash flows.
Basis of Presentation, page F-7

13. Tell us how you believe you met the criteria under ASC 946 for investment company accounting. Your response should include, but not be limited to, a discussion of the specific assets you intend to hold and how those assets fit within the investment company model.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Grant Cardone
Cardone Equity Fund VI, LLC
February 28, 2019
Page 4

        You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Eric McPhee,
Senior Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at
202-551-3207 or Kim McManus, Senior Counsel, at 202-551-3215 with any other questions.



                                                           Sincerely,
FirstName LastNameGrant Cardone
                                                           Division of
Corporation Finance
Comapany NameCardone Equity Fund VI, LLC
                                                           Office of Real
Estate and
February 28, 2019 Page 4                                   Commodities
FirstName LastName